Press Release	May 12, 2021

Largo Resources Announces Solid First Quarter 2021 Financial Results with Net Income of $4.1 Million; Strategic Developments of Clean Energy Division Continue

All amounts expressed are in U.S. dollars, denominated by "$".

Q1 2021 Highlights

  Net income of $4.1 million and basic earnings per share of $0.07
  Cash operating costs excluding royalties[1] of $2.87 per lb V2O5 vs. $2.66 per lb in Q1 2020
  Revenues of $39.8 million, 4% lower than Q1 2020; Revenues per lb sold[2] of $6.49, an 8% increase over Q1 2020
  Cash balance of $48.7 million exiting Q1 2021
  Production of 1,986 tonnes (4.4 million lbs[3]) of V2O5 vs. 2,831 tonnes in Q1 2020; Lower production in Q1 2021 was largely due to the planned shutdown related to the Company's nameplate capacity increase
  Total V2O5 equivalent sales of 2,783 tonnes, a 12% decrease over Q1 2020 as a result of lower production during Q1 2021
  Strong vanadium demand in all of the Company's key geographies in Q1 2021; Main indexes in Europe and U.S. increased approximately 30% to 50% on the back of solid demand and low inventory levels
  Q1 2021 results conference call: Thursday, May 13th, 2021 at 11:00 a.m. ET

Largo Clean Energy Strategic Developments

  Secured 1.4 gigawatt hour ("GWh") nameplate capacity stack manufacturing facility and product development center: The Company secured a location for its product development and stack manufacturing center in Massachusetts, U.S. This location will act as the global headquarters of the Company's clean energy division
  Electrolyte, electrolyte tank and stack container manufacturing center approved: The Company approved a location for its electrolyte production and manufacturing of its containerized VCHARGE± vanadium redox flow battery ("VRFB") systems in New Hampshire, U.S.
  Strengthening of the executive team: The Company announced the appointment of energy executive Salvatore Minopoli as Vice President of Operations of Largo Clean Energy to focus on the overall commercial deployment of its VCHARGE± system. Hiring of additional personnel to support the achievement of anticipated timelines and targets continues
  Secured the advisory services of energy industry experts: The Company entered into an agreement for the strategic advisory services of Dr. Jeffrey Chamberlain and Dr. Bart Riley to provide advice to the Company's board of directors on accelerating the development of its clean energy division

Other Significant Highlights

  Nasdaq Stock Market LLC ("Nasdaq") listing: The Company's common shares commenced trading on the Nasdaq at the open of market trading on April 19, 2021 under the symbol "LGO"
  Appointment of Ian Robertson to the Company's Board of Directors: Founder and former CEO of Algonquin Power & Utilities Corp.
  First iron ore sales contract: The Company finalized a sales contract for 14,000 tonnes of iron ore to a leading steel producer on March 12, 2021. Transport of the contracted material has been completed, with full delivery and recognition of the sale in April 2021
  Construction of a new ilmenite concentration plant in 2022: The Company's Board approved a $25 million ilmenite concentration plant expected to begin production in early 2023 with a capacity of approximately 150,000 tonnes per annum to supply this high demand market
  Working capital financing facility: The Company secured and drew down a $15.0 million working capital financing facility with a bank in Brazil. This facility is due to be repaid as a lump sum in one year together with accrued interest at a rate of 2.28% per annum

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce its first quarter 2021 financial results highlighted by revenues of $39.8 million from sales of 2,783 tonnes of vanadium pentoxide ("V2O5") equivalent.

Paulo Misk, President and Chief Executive Officer for Largo, stated: "Largo delivered solid first quarter 2021 financial results with higher commodity prices contributing to revenues of $39.8 million and an 8% increase in revenues per pound sold. Despite production and sales impacts related to the shutdown associated with our nameplate capacity increase in Q1 2021, we expect to reap the benefits of this increase by the end of Q2 2021. Looking ahead, we remain focused on delivering profitable growth in 2021 supported by a healthy balance sheet and favorable vanadium market fundamentals. Further, our first iron ore sales contract and approval of the ilmenite concentration plant are expected to increase and diversify the Company's revenue streams." He continued: "I am pleased to report that the Company finalized the manufacturing strategy for its clean energy division in Q1 2021 and began to establish the supply chain required to deliver on its targeted deployment timelines and cost structure going forward. We continue to view our entrance into the long-duration energy sector as a transformational opportunity to create significant value for the Company, supported by increasing sector demand and global carbon reduction targets." He concluded: "Looking ahead, we also remain fully committed to protecting the health and safety of our people and continue to maintain the necessary protocols to help mitigate the spread of COVID-19 at our operations and throughout our local communities."

A summary of the Company's operational and financial performance for the first quarter 2021 is provided below:

Financial

	Three months ended
	March 31, 2021	March 31, 2020
Revenues	$39,801	$41,547
Operating costs	(28,172)	(26,248)
Direct mine and production costs	(15,544)	(17,494)
Net income before tax	4,447	3,881
Income tax expense	(321)	-
Deferred income tax recovery	18	462
Net income (loss)	4,144	4,343
Basic earnings (loss) per share	0.07	0.08
Diluted earnings (loss) per share	0.07	0.07

Cash provided before (used in) non-cash working capital items	$12,731	$(1,322)
Net cash provided by (used in) operating activities	1,711	(982)
Net cash provided by (used in) financing activities	(22,420)	26,740
Net cash (used in) investing activities	(9,075)	(3,380)
Net change in cash	(30,452)	17,795

	As at
	March 31, 2021	December 31, 2020
Cash	$48,693	79,145
Working capital[10]	$97,641	92,950

Maracás Menchen Mine Production and Sales

		Q1 2021	Q1 2020

Total Ore Mined (tonnes)		263,966	203,966
Ore Grade Mined - Effective Grade (%)[4]		1.22	1.61

Effective Grade of Ore Milled (%)[4]		1.26	1.59
Concentrate Produced (tonnes)		100,467	100,072
Grade of Concentrate (%)		3.21	3.36
Contained V2O5 (tonnes)		3,223	3,365

Crushing Recovery (%)		96.8	98.3
Milling Recovery (%)		97.1	98.4
Kiln Recovery (%)		88.9	88.3
Leaching Recovery (%)		97.1	96.6
Chemical Plant Recovery (%)		95.3	96.8
Global Recovery (%)[5]		77.4	79.9

V2O5 produced (Flake + Powder) (tonnes)		1,986	2,831
V2O5 produced (equivalent pounds)[3]		4,378,375	6,241,279
V2O5 equivalent sold (tonnes)		2,783	3,170

Cash operating costs excluding royalties[1]	$/lb	2.87	2.66
Total cash costs[1]	$/lb	4.07	2.87
Revenues per pound[2]	$/lb	6.49	6.00

Q1 2021 Financial Results

The Company recorded net income of $4.1 million and basic earnings per share of $0.07 in Q1 2021, compared with net income of $4.3 million in Q1 2020.

During Q1 2021, the Company recognized revenues of $39.8 million from sales of 2,783 tonnes of V2O5 equivalent (Q1 2020 - 3,170 tonnes). This represents a 4% decrease in revenues over Q1 2020 ($41.9 million). Revenues per pound sold2 were $6.49 in Q1 2021 compared to $6.00 per pound sold in Q1 2020, representing an increase of 8%.

Operating costs of $28.2 million in Q1 2021 (Q1 2020 - $26.2 million) include direct mine and production costs of $15.5 million (Q1 2020 - $17.5 million), conversion costs of $2.2 million (Q1 2020 - $nil), product acquisition costs of $2.5 million (Q1 2020 - $nil), royalties of $1.5 million (Q1 2020 - $2.3 million), distribution costs of $1.2 million (Q1 2020 - $nil) and depreciation and amortization of $5.3 million (Q1 2020 - $6.4 million). The decrease in direct mine and production costs is primarily attributable to the decrease in V2O5 equivalent sold in Q1 2021. Conversion costs relate to the costs incurred in converting quantities of V2O5 into ferrovanadium for delivery to customers and distribution costs relate to the costs incurred in delivering products to customers. In Q1 2020, the Company only sold V2O5 and was not responsible for shipping products to its customer at that time.

Cash operating costs excluding royalties1 were $2.87 per lb in Q1 2021, compared with $2.66 for Q1 2020. The increase seen in Q1 2021 compared with Q1 2020 is largely due to a decrease in produced V2O5 equivalent sold. This is a result of the planned shutdown during Q1 2021. Total cash costs1 exclude royalties and include the Company's total professional, consulting and management fees and other general and administrative expenses and is calculated on total pounds of V2O5 sold. For Q1 2021, total cash costs1 were $4.07.

Professional, consulting and management fees were $3.6 million in Q1 2021, compared with $1.7 million in Q1 2020. The increase is primarily attributable to costs incurred in Q1 2021 in connection with Largo Clean Energy and the Company's sales & trading segment that were not operational in Q1 2020. In addition, the Company's corporate segment incurred legal and regulatory costs in Q1 2021 in relation to the Nasdaq listing process.

The foreign exchange loss in Q1 2021 decreased from Q1 2020 by 79% to $1.8 million. This is primarily attributable to a strengthening of the U.S. dollar against the Brazilian real by approximately 10% since December 31, 2020 on U.S. dollar denominated cash and liabilities in Brazil and a strengthening of the Canadian dollar against the U.S. dollar by approximately 1% since December 31, 2020 on Canadian dollar denominated assets.

Cash provided by operating activities of $1.7 million in Q1 2021 is an increase from cash used in operating activities of $1.0 million in Q1 2020. This is primarily due to an increase in cash provided before working capital items of $14.0 million, partially offset by a net decrease in working capital items of $11.0 million. The net movement in working capital items is largely driven by increases in amounts receivable and inventory balances and the increased settlement of accounts payable and accrued liabilities during Q1 2021.

Q1 2021 Operational Results

Total production from the Maracás Menchen Mine was 1,986 tonnes of V2O5, representing a decrease of 30% over Q1 2020. This reduction is primarily attributable to the planned shutdown to implement upgrades to the kiln and improvements in the cooler in January 2021. The shutdown lasted for 20 days, with a further four months required for the commissioning and ramp up of the new equipment. Following this, the nameplate production capacity will be increased by 10% to 1,100 tonnes of V2O5 per month. Subsequent to Q1 2021, production in April 2021 was 1,092 tonnes of V2O5.

The Company's Q1 2021 global recovery5 of 77.4% was lower than the 79.9% seen in Q1 2020. The main impacts were related the shutdown completed in January 2021 and the subsequent commissioning and ramp up activities in February and March. These activities are expected to be concluded by the end of Q2 2021, when the global recovery5 is expected to return to the levels seen in 2020.

In Q1 2021, 263,966 tonnes of ore were mined with an effective grade4 of 1.22% of V2O5. The ore mined in Q1 2021 was 29% higher than in Q1 2020. The Company produced 100,467 tonnes of concentrate with an effective grade4 of 3.21%. The operational performance in Q1 2021 remained in-line with the Company's plans despite the COVID-19 restrictions put in place.

Conference Call

Largo Resources management will host a conference call on Thursday, May 13, at 11:00 a.m. ET, to discuss the Company's first quarter 2021 results.

Conference Call Details:

Date:	Thursday, May 13, 2021
Time:	11:00 a.m. ET
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
Q&A Portal / Audio Only Conference Line:	https://produceredition.webcasts.com/starthere.jsp?ei=1457198&tp_key=89b980227a
Q&A Details:	The Company requests all questions be submitted through the online portal link provided above. The ability to submit questions over the phone will not be available during this call.
Conference ID:	60891546
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 891546 #
Website:	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at: www.largoresources.com/English/investor-resources

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020 and its management's discussion and analysis for the three ended March 31, 2021, which are available on our website at www.largoresources.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

###

For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment; the timing and cost related to the build out of the ilmenite plant; eventual production from the ilmenite plant; the ability to sell ilmenite on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.

Non-GAAP[6] Measures

The Company uses certain non-GAAP financial performance measures in its press release and MD&A, which are described in the following section.

Revenues Per Pound

The Company's press releaserefers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q1 2021 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2021	March 31, 2020
Revenues[i]	$39,801	$41,909
V2O5 equivalent sold (000s lb)	6,135	6,989
Revenues per pound sold ($/lb)	$6.49	$6.00

i. As per note 20 of the Company's Q1 2021 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Per Pound

The Company's press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs, and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. This measure differs to the new total cash costs non-GAAP measure the Company uses to measure its overall performance (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company's press release refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q1 2021 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2021	March 31, 2020
Operating costs[1]	$28,172	$26,248
Professional, consulting and management feesii	1,030	835
Other general and administrative expensesii	223	237
Less: conversion costs[i]	(2,229)	-
Less: product acquisition costs[i]	(2,508)	-
Less: distribution costs[i]	(1,169)	-
Less: inventory write-down[i]	(2)	-
Less: depreciation and amortization expense[i]	(5,250)	(6,447)
Cash operating costs	18,267	20,873
Less: royalties[i]	(1,470)	(2,307)
Cash operating costs excluding royalties	16,797	18,566
Produced V2O5 sold (000s lb)	5,850	6,989
Cash operating costs per pound ($/lb)	$3.12	$2.99
Cash operating costs excluding royalties per pound ($/lb)	$2.87	$2.66

i. As per note 21 of the Company's Q1 2021 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 17 of the Company's Q1 2021 unaudited condensed interim consolidated financial statements.

Total Cash Costs

The Company's press release refers to total cash costs, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Company is performing at producing and selling vanadium products compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Total cash costs are a non-GAAP performance measure that includes all operating costs, sales and distribution costs and the Company's total professional, consulting and management fees and other general and administrative expenses, except those incurred in the Company's Largo Clean Energy division. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation costs, exploration and evaluation costs, capital expenditures and all costs incurred in the Company's Largo Clean Energy division. These costs are then divided by the total pounds of vanadium sold by the Company to arrive at total cash costs.

This measure differs from cash operating costs per pound in that it includes all operating costs, sales and distribution costs, professional, consulting and management fees and other general and administrative expenses (except those incurred in the Company's Largo Clean Energy division), rather than just those costs from the Mine properties segment, and is calculated on total V2O5 equivalent pounds sold rather than pounds sold that were produced by the Maracás Menchen Mine. The Company believes this will be a more accurate reflection of its all-in unit costs.

This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs to operating costs as per the Q1 2021 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2021	March 31, 2021
Operating costs[i]	$28,172	$26,248
Professional, consulting and management feesii	2,810	1,692
Other general and administrative expensesii	694	872
Less: depreciation and amortization expense[i]	(5,250)	(6,447)
Less: royalties[i]	(1,470)	(2,307)
	$24,956	$20,058
V2O5 equivalent sold (000s lb)	6,135	6,989
Total cash costs ($/lb)	$4.07	$2.87

i. As per note 21 of the Company's Q1 2021 unaudited condensed interim consolidated financial statements.

ii. As per the sum of the Sales & trading, Mine properties and Corporate segments in note 17 of the Company's Q1 2021 unaudited condensed interim consolidated financial statements.

_______________________________________

1 The cash operating costs per pound, cash operating costs excluding royalties per pound and total cash costs reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release.

2 The revenues per pound reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

4 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

5 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

6 GAAP - Generally Accepted Accounting Principles.

9 GAAP - Concurrent with the Consolidation, the Company's basic and diluted earnings (loss) per share for the periods presented above have been retrospectively adjusted. The effect of the share consolidation on the issued and outstanding number of Common Shares at December 31, 2020 is shown in note 25 of the Company's 2020 annual consolidated financial statements.

10 Defined as current assets less current liabilities per the consolidated statements of financial position.